UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

Cepton Inc.

(Name of the Issuer)

Cepton Inc.
KOITO MANUFACTURING CO., LTD.

Project Camaro Holdings, LLC

(Names of Persons Filing Statement)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

15673X200
(CUSIP Number of Class of Securities)

Jun Pei Chairman, President and Chief Executive Officer Cepton, Inc. 399 West Trimble Road San Jose, California 95131 (408) 459-7579	Satoshi Kabashima KOITO MANUFACTURING CO., LTD. Project Camaro Holdings, LLC Sumitomo Fudosan Osaki Twin Bldg. East, 5-1-18, Kitashinagawa, Shinagawa-ku, Tokyo 141-0001, Japan +81-3-3443-7111

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Paul Sieben Viq Shariff O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600	Ken Lebrun Davis Polk & Wardwell LLP Izumi Garden Tower 33F 1-6-1 Roppongi Minato-ku Tokyo 106-6033,Japan

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

RULE 13e-3 TRANSACTION STATEMENT INTRODUCTION

This final amendment (“Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Cepton Inc. (the “Company”), a Delaware corporation (2) KOITO MANUFACTURING CO., LTD., a corporation organized under the laws of Japan (“Parent” or “Koito”) and (3) Project Camaro Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Holdco”) (each of (1) through (3) a “Filing Person,” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated July 29, 2024 (the “Merger Agreement”), by and among the Company, Parent, and Project Camaro Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Merger Sub”). On January 7, 2025 (the “Closing Date”), Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and an indirect controlled subsidiary of Parent and a wholly owned subsidiary of Holdco (the “merger”). As a result of the merger, the separate corporate existence of Merger Sub ceased and, therefore, Merger Sub is no longer a filing person.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment and the Transaction Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Final Amendment and the Transaction Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement. Except as set forth in this Final Amendment, all information in this Transaction Statement remains unchanged and is incorporated by reference herein. Capitalized terms used but not otherwise defined in this Final Amendment shall have the meanings ascribed to them in the Transaction Statement.

Item 15. Additional Information

(c) Other Material Information. Item 15(c) is amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). The disclosure under Item 2.01 of the Form 8-K is hereby incorporated by reference.

At the Effective Time, (i) each share of Common Stock outstanding as of immediately prior to the Effective Time (other than Rollover Shares, Excluded Shares, Subsidiary Shares and Dissenting Shares) were cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Merger Consideration; (ii) each share of Preferred Stock issued and outstanding immediately prior to the Effective Time remains outstanding and were not cancelled; and (iii) the Earnout Shares were deemed unearned and cancelled.

In connection with the Merger Agreement, Parent, Holdco, Dr. Jun Pei, Dr. Mark McCord and Mr. Yupeng Cui entered into the Rollover Agreement. Pursuant to the terms and subject to the conditions of the Rollover Agreement, on the Closing Date and immediately prior to the Effective Time, Dr. Jun Pei, Dr. Mark McCord and Mr. Yupeng Cui contributed 1,291,810, 515,886 and 476,549 shares of Common Stock, respectively (the “Rollover Shares”), making up one-half of the shares of Common Stock held by each Rollover Participant as of the date of the Rollover Agreement, and Parent separately contributed its 1,962,474 shares of Common Stock, 100,000 shares of Preferred Stock and an amount of cash necessary to pay the per share merger consideration and any other consideration or other costs or expenses to be paid in connection with the merger as contemplated therein, to Holdco in exchange for certain equity interests in Holdco.

In addition, at the Effective Time,

●	each Company Option outstanding immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled, and converted into the right to receive an amount in cash, less any withholding taxes, determined by multiplying (a) the excess, if any, of the Merger Consideration over the applicable exercise price per share of the Company Option by (b) the number of shares of Common Stock subject to such Company Option immediately prior to the Effective Time;

●	each Company RSU outstanding immediately prior to the Effective Time, whether or not vested, was canceled, and converted into the right to receive (without interest) an amount in cash, less any withholding taxes, determined by multiplying (a) the Merger Consideration by (b) the number of shares of Common Stock underlying such Company RSU immediately prior to the Effective Time; provided, that as to any such Company RSU that was not vested as of the Effective Time, the Merger Consideration for such unvested Company RSU will remain subject to the vesting conditions that applied to such Company RSU immediately prior to the Effective Time (including any provisions for accelerated vesting of such Company RSU in connection with a termination of the holder’s employment) and is payable only if and to the extent such vesting conditions are satisfied;

●	each Company PSU outstanding immediately prior to the Effective Time vested as to the number of Company PSUs determined in accordance with the applicable award agreement and were canceled and converted into the right to receive (without interest), an amount in cash, less any withholding taxes, determined by multiplying (a) the Merger Consideration by (b) the number of shares of Common Stock underlying such vested Company PSUs; provided, that any Company PSU that was not vested as of immediately prior to the Effective Time were canceled at the Effective Time without payment of any consideration therefor; and

●	the Company’s public and private warrants (the “Company Warrants”) outstanding as of immediately prior to the Effective Time and issued under the Company’s Warrant Agreement, dated as of January 21, 2021, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) was treated in accordance with Section 4.4 of the Warrant Agreement, pursuant to which each such Company Warrant, automatically and without any required action on the part of the holder thereof or any other person, ceased to represent a Company Warrant exercisable for shares of Common Stock and became a Company Warrant exercisable for the Merger Consideration that the holder of such Company Warrant would have received if such Company Warrant had been exercised immediately prior to the Effective Time. If a Registered Holder (as defined in the Warrant Agreement) of a Company Warrant validly exercises a Company Warrant within thirty days following the date of the Form 8-K (the “Net Warrant Payment Exercise Deadline”), the Warrant Price (as defined in the Warrant Agreement) will be reduced to an amount (in dollars and in no event less than zero) equal to the difference of (a) the Warrant Price in effect prior to such reduction minus (b) (i) the Merger Consideration minus (ii) the Black-Scholes Warrant Value (as defined in the Warrant Agreement. Each outstanding Company Warrant not exercised on or before the Net Warrant Payment Exercise Deadline shall become void, and all rights thereunder and all rights in respect thereof shall cease at 5:00 p.m., New York City time on the Net Warrant Payment Exercise Deadline.

In connection with the completion of the merger, the Company (i) notified The Nasdaq Stock Market LLC (“Nasdaq”) of the consummation of the merger and (ii) requested that Nasdaq file with the SEC a Form 25 (the “Form 25”) to delist and deregister the Common Stock and the Company Warrants under Section 12(b) of the Exchange Act. Upon effectiveness of the Form 25, the Company intends to file with the SEC a Form 15 to deregister the Common Stock and the Company Warrants under Section 12(g) of the Exchange Act and suspend the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act. Trading of the Common Stock on Nasdaq was halted prior to the opening of trading on the Closing Date.

In addition, on January 7, 2025, the Company issued a press release announcing the closing of the merger. The press release is attached as Exhibit 99.1 to the Form 8-K, filed concurrently with the SEC, and incorporated herein by reference as Exhibit (a)(13).

Item 16. Exhibits

Item 16 is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(12)	Cepton, Inc.’s Current Report on Form 8-K, dated January 7, 2025, filed with the SEC on January 7, 2025, incorporated herein by reference.

(a)(13)	Cepton, Inc.’s Press Release, dated January 7, 2025 (filed as Exhibit 99.1 to its Current Report on Form 8-K, filed concurrently with the SEC and incorporated herein by reference).

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2025

CEPTON, INC.

By:	/s/ Jun Pei
Jun Pei
President and Chief Executive Officer

KOITO MANUFACTURING CO., LTD.

By:	/s/ Takahito Otake
Takahito Otake
Senior Managing Corporate Officer

Project Camaro Holdings, LLC

By:	KOITO MANUFACTURING CO., LTD., its managing member

By:	/s/ Hideharu Konagaya
Hideharu Konagaya
Executive Vice President

Project Camaro Merger Sub, Inc.

By:	/s/ Hideharu Konagaya
Hideharu Konagaya
President

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